Ms. Linda Cvrkel, Branch Chief

Ms. Claire Erlanger, Staff Accountant

Division of Corporate Finance

Mail Stop 3561

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:  Mirenco, Inc.

        Form 10-K for the year ended December 31, 2008

        File No. 000-32819

Dear Ms. Cvrkel and Ms. Erlanger:

In connection with your review of the filing of Form 10-K for the year ended December 31, 2008, and Form 10-Q for the three months ended March 31, 2009, of Mirenco, Inc. (the "Company") listed above, we respectfully submit the following responses to your letter dated May 29, 2009.

For ease of reference, we have repeated your comments below.

1.

 We note that your MD&A section does not include a discussion of your significant (critical) accounting estimates.  In future filings, please include a discussion regarding your estimates and assumptions that may be material due to levels of subjectivity and judgment necessary and that have a material impact on your financial condition or operating performance.  Some examples are your accounting for inventory and the establishment of an inventory reserve, the review for impairment of long-lived assets, and the income tax valuation allowance.  See SEC Release No. 33-8350. (i.e. FR -72:Section V).

Response:  We have reviewed SEC Release No. 33-8350 and will, in future filings, include a discussion of our significant accounting estimates in our MD&A section.

2.

We note your presentation of loss due to inventory reserves as a non-operating expense on the statement of operations.  In light of the fact that this charge appears to be related to inventory used in operations, we believe you should revise your statement of operations to present this expense as a cost of sales.  Refer to the guidance outlined in EITF 96-9.  Also please explain to us why the amount of inventory on the balance sheet as of December 31, 2008 has only decreased by $828.  We would expect a more significant decrease due to the establishment of the reserves in the amount of $54,323.

Response:  We chose to create the inventory reserve because the units involved are slow moving, with no sales in the past 12 months.  These units, are not obsolete technologically, and can be sold.  Therefore, we chose to show the write down as a loss due to inventory reserves instead of against cost of sales. However, to comply with the requirements of EITF 96-9 we will revise our statement of operations to reflect this reserve account as a charge against cost of sales. Also, in the last quarter of 2008, we purchased several new units to ramp up inventory in anticipation of increased sales under the then proposed Whayne Supply contract, therefore the decrease due to the creation of the reserve account was offset with the new purchases.

3.

We note from your Business section that revenues are generated by both product sales and sales of services.  Please revise to include in the notes to the financial statements in future filings, the amount of revenue related to each product and service, or each similar product and service.

Response:  We will disclose the amount of revenue related to products and services in future filings.

4.

We note your disclosure that should there be an impairment in the future, you will measure the amount of the impairment based on the amount that the carrying value of the impaired assets exceeded the undiscounted cash flows expected to result from the use and eventual disposal of the impaired assets.  Please note that paragraph 7 of SFAS No. 144 requires an impairment loss to be measured as the amount by which the carrying amount of long-lived asset (asset group) exceeds it fair value.  Please confirm that you are performing your impairment analysis of long-lived assets in accordance with SFAS No. 144.

Response:  We will perform our impairment analysis in accordance with SFAS No.144, using the fair value of the asset.

5.

  We note your disclosure in the Liquidity and Capital Resources section of MD&A that on January 18, 2008 you obtained a line of credit that bears interest at 8% and is due January 18, 2018.  You also disclose that as of the date of these financial statements, you have drawn $250,000 against this line of credit.  Please revise Note E to disclose the nature and terms of this line of credit established in 2008 and the maturity date of 2018.  Also please tell us, and disclose in future filings the nature of any restrictive covenants on the line of credit.  In addition, If the line of credit discussed in the liquidity section of MD&A is the same as the second note payable disclosed in Note E to the financial statements, please reconcile the disclosures in MD&A with those provided in Note E.

Response:  We have revised Note E to disclose the nature and terms of this line of credit.  There are no restrictive covenants connected to this line of credit.  The line of credit is the same as the second note payable disclosed in Note E and has been reconciled to the disclosures in the MD&A.

6.

We note your disclosure that at December 31, 2008 you had 3 customers who accounted for 65% of sales and at December 31, 2007 you had 5 customers who accounted for 90% of sales.  Please revise future filings to disclose the total amount of revenue (or percentage) for each customer that generated revenue greater than 10% of your total revenues.  See paragraph 39 of SFAS No. 131.

Response:  We will disclose the amount of revenue for each customer that generated greater than 10% of our total revenues, in future filings.

7.

We note your disclosure that no compensation costs have been recorded in conjunction with the issuance of options granted in both 2007 and 2008.  Please explain to us why you believe it is appropriate not to record any compensation cost associated with these options.  Your response should discuss your accounting for the options issued to employees as well as options issued to non-employees.  Also, please tell us and disclose in the notes to the financial statements the method used to determine the fair value of the options and the significant assumptions used to estimate the fair value of the options granted in both 2008 and 2007 pursuant to the guidance in SFAS No. 123R. Additionally, your notes should be revised to include all disclosures outlined in paragraph A240 of SFAS No. 123R.

Response:  As disclosed in our 10K under Note K, we used the Black Scholes Pricing Model to determine the fair value of the outstanding options and warrants using the following assumptions:

          Exercise price                          $0.28

Fair value at date of grant       $0.15

Volatility                                  436%

Expected dividend rate                0%

Risk-free interest rate             4.52%

The Black Scholes Pricing Model was used to determine the fair value in both 2007 and 2008.  After applying the model, we determined that the compensation cost associated with the options was immaterial.  The value of 2007 options was $1,300 and the value of 2008 options was $2,062.

8.

We note your disclosure that in 2008, 522,983 shares of stock at $.06 per share were issued as salary for an employee.  Please provide us more details about the nature of this transaction and tell us how you determined or calculated the $31,379 value of the stock issued.  Include in your response why the value of $.06 per share used for valuing the stock differs significantly from the $.15 per share value used in the other stock transactions in 2008.  Also please tell us when the compensation expense related to this transaction was recorded in the income statement.  If the expense was recorded during 2008 please explain why the $31,379 compensation expense does not appear in the statement of cash flows as an adjustment to reconcile net loss to net cash used in operating activities.

Response:  The employment agreement provided the employee would be compensated with cash and stock compensation and the stock price would be determined as the close price of Mirenco’s stock on December 31, 2008.    The $.06 per share price is the closing price of Mirenco’s stock on December 31, 2008.  The other transactions were exercising options which had an exercise price of $.15 and selling stock to an accredited investor at the discounted rate of $.15.  The $31,379 has been revised as salaries and wages in the statement of operations for December 31, 2008.

9.

We note your disclosure that the preferred shares may be redeemed by the Company anytime after December 31, 2009 and must be fully redeemed on December 31, 2011.  Please tell us how much the shares will be redeemed for at December 31, 2011. Also please tell us how you are accounting for any differences between the carrying amount and the redemption amount due on December 31, 2011.

Response:  The preferred shares will be redeemed for the stated value of $1 per share plus any accumulated dividends, or $18,256 plus accumulated dividends.  The dividends have been accrued as a current liability on the balance sheet.  There is no difference between the carrying value and the redemption amount due.

10.

 We note your disclosure that cost of sales for the three months ended March 31, 2009 includes employment expense for your MDEP reporting services which prior to 2009 were included in salary expense.  Please explain to us why you made this change in 2009 and why you believe that cost of sales was appropriately presented as of December 31, 2008.  If this change represents a correction of an error as defined by paragraph 2h of SFAS No. 154, and that error is material, we believe it should be reported as a prior-period adjustment and you should restate your prior-period financial statements.  See paragraphs 25-26 of SFAS No. 154.  Please advise or revise accordingly.

Response:  Beginning in January 2009, with the signing of the Whayne Supply contract, we dedicated two employees to the MDEP process in anticipation of increased reporting activity.  Prior to January, in 2008, these employees were part of the office staff with other duties, thus they were kept in salary expense. We feel that cost of sales was appropriately stated as of December 31, 2008 as the change was made in January, 2009.  Therefore, we feel that there was no error made as defined in paragraph 2h of SFAS No. 154.

11.

 We note your disclosure in your Form 10-Q for the quarter ended March 31, 2009, that you use the direct write-off method for accounts receivable that are determined to be uncollectible and you believe there is no material difference in this method from the allowance method.  Please tell us if you also used the direct write-off method, rather than the allowance method (the acceptable GAAP method) during the years ended December 31, 2008 and 2007.  If so, please revise the notes to the financial statements future filings, including Forms 10-K, to disclose your accounting policy (direct write-off method) and why you believe it is not materially different from the allowance method.  Also, please explain to us why accounts receivable has consistently increased at March 31, 2009 compared to December 31, 2008 and 2007 and tell us why you believe the accounts receivable amounts at March 31, 2009 and December 31, 2008 are realizable.

Response:  We have used the direct write-off method during the years ended December 31, 2008 and 2007.  We will revise the notes to the financial statements of future filings to disclose this accounting policy and why we believe it is not materially different from the allowance method.  The fourth quarter sales are typically lower because mining companies close certain mines during the winter season, also with holidays, scheduling becomes difficult.  However, first quarter sales typically increase as mines reopen and scheduling becomes easier.  Of accounts receivable at December 31, 2008, all but $4,950 has been collected.  Of accounts receivable at March 31, 2009, we have collected $79,010.33 to date and $9,993.26 remains uncollected.  At June 30, 2009, in accordance with our policies, we will further evaluate to determine if any adjustment to the allowance is deemed necessary.

In connection with responding to these comments, we acknowledge that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and:

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (515) 899-2164 if you have any further questions.

Sincerely,

/s/ Glynis Hendrickson

Glynis Hendrickson

Principal Financial Officer